						Exhibit 12.1
WPS Resources Corporation
Ratio of Earnings to Fixed Charges

	2006
(Millions)	9 Months	2005	2004	2003	2002	2001
EARNINGS
Income available to common shareholders	$134.5	$157.4	$139.7	$94.7	$109.4	$77.6
Discontinued operations, net of tax	(7.10)	(9.10)	13.40	16.00	6.00	6.90
Cumulative effect of change in accounting principles, net of tax	-	1.6	-	(3.2)	-	-
Federal and state income taxes	46.9	41.4	30.0	33.7	28.7	9.2

Pretax earnings from continuing operations	174.3	191.3	183.1	141.2	144.1	93.7

Loss (income) from less than 50% equity investees	(11.7)	(10.3)	(3.6)	4.2	4.1	(6.5)
Distributed earnings of less than 50% equity investees	21.8	17.8	11.7	7.5	7.0	3.5

Fixed charges	75.3	69.5	61.5	63.2	63.5	62.1

Subtract:
Preferred dividend requirement	3.9	4.9	4.7	4.9	4.8	4.6
Minority interest	3.8	4.5	3.4	5.6	-	-
Total earnings as defined	$252.0	$258.9	$244.6	$205.6	$213.9	$148.2

FIXED CHARGES
Interest on long-term debt, including related amortization	$39.3	$51.2	$48.9	$47.6	$43.3	$39.5
Other interest	30.4	11.2	6.0	5.5	10.2	12.2
Distributions - preferred securities of subsidiary trust	-	-	-	3.5	3.5	3.5
Interest factor applicable to rentals	1.7	2.2	1.9	1.7	1.7	2.3
Preferred dividends (grossed up) (see below)	3.9	4.9	4.7	4.9	4.8	4.6

Total fixed charges	$75.3	$69.5	$61.5	$63.2	$63.5	$62.1

Ratio of earnings to fixed charges	3.3	3.7	4.0	3.3	3.4	2.4

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$2.3	$3.1	$3.1	$3.1	$3.1	$3.1

Tax rate *	41.6%	36.9%	33.7%	36.5%	35.8%	32.5%

Preferred dividends (grossed up)	$3.9	$4.9	$4.7	$4.9	$4.8	$4.6

* The tax rate has been adjusted to exclude the impact of tax credits.